SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON DECEMBER 17th, 2014

DATE, TIME AND PLACE: December 17th 2014, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Presentation about the Industrial Plan for 2015 – 2017 and to resolve on the annual budget for the year 2015; (2) Report about the activities carried out by the Control and Risks Committee; (3) Report about the activities carried out by the Statutory Audit Committee; (4) To resolve on the hiring of the independent auditors of the Company; (5) To resolve on agreements for the provision of customer services (call centers); (6) To resolve on agreement for the purchase of handsets; and (7) To resolve on the amendment of the Disclosure Policy.

RESOLUTIONS: Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Mr. Rodrigo Modesto de Abreu, Chief Executive Officer of the Company, presented the Industrial Plan for the years 2015-2014, which is filed at Company’s head offices. After the presentation, the Board approved the Company and its subsidiaries’ annual budget for the year of 2015, subjected to adjustments arising from the annual results of the fiscal year that will end on December 31st, 2014;

(2) To acknowledge about the activities carried out by the Control and Risks Committee at its meeting held on December 10th, 2014, in accordance with the report presented by Mr. Franco Bertone;

(3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meetings held on December 02nd, 2014 and December 10th, 2014, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker;

(4) In compliance with article 31 of CVM Instruction No. 308/99, amended by CVM Instruction No. 509/11, which determines the mandatory rotation of the external auditors, the Board of Directors, based on the material presented and the favorable opinion issued by CAE, approved the hiring of Baker Tilly Brasil Independent Auditors S.S., as the external auditors of the Company, to provide accounting audit services as of the review of the quarterly information report ("ITR") of the period that will end on March, 31st, 2015, in replace of PricewaterhouseCoopers ("PwC").

(5) The Board Members decided to postpone the analysis of the item of the agenda that shall be submitted again later on.

(6) The Board of Directors approved the agreement for the purchase of handsets from Samsung Eletrônica da Amazônia Ltda., Allied S.A. (Apple Computer Brasil Ltda.), LG Eletronics do Brasil Ltda. and Motorola Industrial Ltda., to supply TIM Celular S.A.’s operations and inventory during the first semester of 2015, in accordance with the presentation made by Messrs. Roger Solé Rafols, Chief Marketing Officer, and Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, and in accordance with Corporate Approval Requirements (SAS) Nrs: 15001, 15003, 15004 e 15005, that are filed at the Company’s head offices.

(7) The Board of Directors approved the amendment of the Disclosure Policy, in order to include the possibility provided by CVM’s Instruction No. 547/14, which allows the disclosure of material facts in media portal pages on the internet, that makes available in a free access section, the information in its entire form, according to the material presented and filed at the Company’s head offices.

CLOSING: Before the closing, a proposal of the 2015 annual corporate calendar, including the Board of Directors’ meetings and its supporting committees’ meetings, was discussed, modified and sent to the Directors. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 17th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 17, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.